United States securities and exchange commission logo





                             May 5, 2021

       Andrew Spring
       Chief Financial Officer
       Empower Ltd.
       c/o MidOcean Partners
       245 Park Avenue, 38th Floor
       New York, NY 10167

                                                        Re: Empower Ltd.
                                                            Registration
Statement on Form S-4
                                                            Filed April 8, 2021
                                                            File No. 333-255133

       Dear Mr. Spring:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers
       Do any of Empower's directors or officers have interests that may conflict..., page 5

   1. Please expand your disclosure in this section to include the detailed disclosure that is provided beginning on
page 115. Please quantify the out-of-pocket expenses referenced on page 116. In
addition, please include the PIPE investors in your disclosure.
       Information about Holley, page 15

   2. It is unclear how you identify your addressable market. Please clarify how the EFI,
                                                        Electronic Tuning,
Electronic Ignition, Carburetor, Safety and Exhaust categories are defined, how many other
categories are in the performance parts market and how much of
 Andrew Spring
Empower Ltd.
May 5, 2021
Page 2
         the $34 billion performance segments those categories represent. For example, we note on page 180 you describe "Other Aftermarket Parts" representing $25 of the $34 billion includes products such as wheels and tires, suspension, steering, chassis and drivetrain parts, but it is not clear that you address that submarket.
3. With a view towards disclosure, please identify the third party study conducted in October
         2020 and tell us whether it was prepared for you.
4. You state you offer products "our diverse community of more than 15 million individuals in the United States." It is unclear whether that number represents your current customer base, or your potential addressable market. Please clarify.
5. We note your three bullet points describing your strategies to drive growth and value to shareholders. Please balance this disclosure to describe risks your business faces.
Risk Factors
Summary of Risk Factors, page 43

6. Please revise this paragraph, or the preceding paragraph, to clarify that you have provided a discussion of the material risks.
Unaudited Pro Forma Condensed Combined Financial Information, page 74

7. Please expand your introductory paragraph on page 74 to include the accounting treatment of the business combination such that it will be accounted for as a reverse recapitalization in accordance with US GAAP. Your revised disclosure should be similar to the level of detail provided on page 29 with respect to the business combination. In addition to the reverse recapitalization transaction, we note your pro forma balance sheet and income statement also give effect to financing transactions from: (1) the sale of 24 million shares of common stock for an aggregate purchase price of $240 million to the PIPE Investors,
         (2) the sale of 5,000,000 Empower Units to the A&R FPA Investor for $50 million, and
         (3) the partial repayment of Holley's debt in the amount of $100 million from the PIPE proceeds. These financing transactions appear to be separate material transactions from the business combination. If so, please revise
         your introductory paragraph to describe each item separately and revise your pro forma balance sheet and income statement to show them separate from the reverse acquisition in accordance with Rule 11-01(a)(8) of Regulation S-X. If you do not believe the guidance applies, please explain why. Refer to the amended rules under
Article 11.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 1 - Basis of Presentation, page 78
FirstName LastNameAndrew Spring
8. We refer you to the third paragraph on page 78. Your disclosure refers to the objectives of
Comapany    NameEmpower
       the preparation       Ltd.
                       requirements under the legacy pro forma rules and are no longer
May 5,applicable
        2021 Pageunder
                   2     the amended rules. Please revise your disclosures
accordingly.
FirstName LastName
 Andrew Spring
FirstName  LastNameAndrew Spring
Empower Ltd.
Comapany
May  5, 2021NameEmpower Ltd.
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FirstName LastName
4. Net Income Per Share, page 84

9. Please revise to include your computation of net income per share and your calculation of weighted average shares outstanding for basic and diluted net income per share.
         Additionally, revise your footnote to include common stock equivalents, if any, that were excluded from the computation of pro forma diluted net loss per share because including them would be anti-dilutive.
Note 3 - Pro Forma Adjustments
Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page
84

10. We refer you to footnote (AA). Please revise to disclose your calculation of the adjustment to interest expense in the amount of $9,513 for estimated changes in historical interest expense following the partial repayment of the existing debt of $100 million.
11. We refer you to footnote (AC). Please revise to provide your computation of the pro forma adjustment to income tax expense in the amount of $2,524. Background of the Business Combination, page 93

12. You state in the last paragraph on this page that Empower conducted due diligence which included review of the business' projected financials. We note also that the investor presentation included in your 8-K filed March 12, 2021 appears to contain some projections. Please revise the proxy statement/prospectus to include a detailed discussion of the projected financial information.
U.S. Federal Income Tax Considerations, page 151

13. We note that counsel will file the tax opinion by amendment. Please file it as Exhibit 8.1 instead of Exhibit 5.2. If counsel elects to file a short form opinion, both the opinion and the information in the proxy statement/prospectus must state clearly that this discussion constitutes counsel's opinion. Please revise your prospectus disclosure to provide a firm conclusion regarding the treatment of the transaction under Section 368 and remove the assumption that certain tax consequences will apply. Refer to Section III of Staff Legal
         Bulletin No. 19.
Overview, page 177

14. We note your percentages of products introduced in the last five years. It is unclear why you have included the footnote disclosure that "Vitality figures do not include Simpson,
         Drake or Detroit Speed; Quickfuel excluded from 2019 figure." This footnote would appear to undercut the significance of the statement made. Please clarify why including the twelve footnote disclosures in this section are necessary and appropriate.
 Andrew Spring
FirstName  LastNameAndrew Spring
Empower Ltd.
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May  5, 2021NameEmpower Ltd.
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Resellers, page 185

15. We note your disclosure that your largest customer represents 22% of your sales. Please tell us whether you believe you are substantially dependent on this customer or the other resellers discussed in this section. If so, please identify the customer or customers and tell us what consideration you have given to filing your agreements with these entities as material contracts under Item 601(b)(10) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management of New Holley, page 215

16. We note that you indicate in the table on page 216 that Holley Intermediate Holdings, Inc.
         will hold 48.94% of the shares after the business combination. However, we note your disclosure elsewhere in the proxy statement/prospectus, including in the diagram on page
         23, that Holley Parent Holdings LLC will hold 48.94% of the shares and may be the controlling shareholder. It also appears from the diagram that Holley Intermediate
         Holdings, Inc. will be a wholly owned subsidiary of the registrant. Please revise to clarify and ensure that the table clearly identifies the possible controlling shareholder.
Audited Consolidated Financial Statements of Holley Intermediate Holdings, Inc. and
Subsidiaries
Notes to Consolidated Financial Statements, page F-23

17. You state that you distribute your products to customers primarily in the United States,
         Canada and Europe. We also you have locations in North America, Canada, Italy and
         China. In this regard, please revise to include the disclosures required by ASC 280-10-50-
         41 regarding geographical information about revenues and long-lived assets or tell us why you do not believe you are required to do so.
Note 8. Income Taxes, page F-37

18. We note from your income taxes policy footnote at the top on page F-27 that you filed income tax returns in U.S. federal jurisdictions and various foreign and state jurisdictions.
         We also note from the table on F-37 you recognized current income tax expense from foreign jurisdictions in each of the period presented. In this regard, please revise your income tax footnote to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign in accordance with Rule 4-08(h) of
         Regulation S-X.
 Andrew Spring
FirstName  LastNameAndrew Spring
Empower Ltd.
Comapany
May  5, 2021NameEmpower Ltd.
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FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing